IPO Alternative, Inc.

159 South 975 West

Mapleton, Utah 84664
801.358.5094 - direct
801.772.2016 - fax

By EDGAR

February 1, 2007

Ms. Goldie Walker

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 35-61

450 Fifth Street, N.W.

Washington, D.C. 20549-3561

Re:

IPO Alternative, Inc. Form 10-12G Withdrawal Request

Commission File No. 000-52196

Dear Ms. Walker:

The undersigned, as president for IPO Alternative, Inc., hereby requests withdrawal of the following Form 10-SB registration statement since the registration statement was inadvertently filed on EDGAR under Form 10-12G when it should have been filed under Form 10SB-12G.

Registration Statement

Date Filed

EDGAR Accession No.

      Form 10-12G

 08-24-06

0001078782-06-000787

The registration statement was re-filed under the correct Form 10SB-12G designation on January 16, 2007.

Please feel free to contact me if you need any additional information.

Very truly yours,

/s/ Joseph Nemelka

Joseph Nemelka